82-137

POWER CORPORATION OF CANADA

751 VICTORIA SQUARE, MONTRÉAL, QUÉBEC, CANADA H2Y 2J3

TELEPHONE (514) 286-7400
TELECOPIER (514) 286-7424

DIVIDEND NOTICE

NOTICE IS HEREBY GIVEN that the Board of Directors of Power Corporation of Canada has declared the following dividends:

(1) A dividend (No. 69) on the outstanding Cumulative Redeemable First Preferred Shares, 1986 Series (POW.PR.F) of the Corporation, for the quarter ending April 15, 2003, payable April 15, 2003 to shareholders of record at the close of business on March 25, 2003 in an amount per share to be determined in accordance with the Articles of Continuance of the Corporation.

(2) A dividend (No. 15) of 35 cents per share on the First Preferred Shares, Series A (POW.PR.A) of the Corporation, for the quarter ending April 15, 2003, payable April 15, 2003 to shareholders of record at the close of business on March 25, 2003.

(3) A dividend (No. 6) of 33.4375 cents per share on the First Preferred Shares, Series B (POW.PR.B) of the Corporation, for the quarter ending April 15, 2003, payable April 15, 2003 to shareholders of record at the close of business on March 25, 2003.

(4) A dividend (No. 2) of 36.25 cents per share on the First Preferred Shares, Series C (POW.PR.C) of the Corporation, for the quarter ending April 15, 2003, payable April 15, 2003 to shareholders of record at the close of business on March 25, 2003.

(5) A dividend (No. 298) of 20.625 cents per share on the outstanding Participating Preferred Shares (POW.PR.E) of the Corporation, for the quarter ending March 31, 2003, payable March 28, 2003 to shareholders of record at the close of business on March 7, 2003.

(6) A dividend (No. 240) of 20.625 cents per share on the outstanding Subordinate Voting Shares (POW) of the Corporation, for the quarter ending March 31, 2003, payable March 28, 2003 to shareholders of record at the close of business on March 7, 2003.

BY ORDER OF THE BOARD

Edward Johnson
Vice-President, General Counsel
and Secretary

Montréal, Québec
February 21, 2003